Exhibit 4.14

Asset Purchase Agreement

between

China Life Insurance (Group) Company

and

China Life Insurance Company Limited

This asset purchase agreement (the “Agreement”) was entered into by and between the following two parties in Beijing, the People’s Republic of China (“PRC” or “China”).

Party A:	China Life Insurance (Group) Company (“Seller”) Address: 5 West Guanyingyuan, Xicheng District, Beijing Legal representative: Yang Chao

Party B:	China Life Insurance Company Limited (“Buyer”) Address: 16 Chaowai Avenue, Chaoyang District, Beijing Legal Representative: Yang Chao

Whereas:

1.	Party A is a duly organized and validly existing solely state-owned insurance company.

2.	Party B is a duly organized and validly existing joint stock limited insurance company.

3.	Since Party A and Party B agree to make fair and reasonable arrangement on the sale by Party A of part of its assets including self-owned property, projects under construction, land use right, vehicles and equipment (hereinafter referred to as “Assets to Purchase”, “Assets to Sell” or “Assets under this Agreement” and please refer to Appendix I to V for details of the assets), according to the PRC Contract Law, Municipal Property Administrative Regulations of the PRC and related laws and regulations and listing rules of the place where Party B is listed, Party A and Party B entered into this Agreement based on principles of fairness and mutual benefits.

1.	Conditions Precedent for This Agreement to Take Effect and Scope of the Assets to Purchase

1.1	Party A possesses ownership of the property listed in Appendix I of this Agreement and holds the related legal documents such as title deed and usufruct deed of the property, or Party A possesses disposal rights of the property to sell.

1.2	Party A possesses legal rights of the projects under construction listed in Appendix II of this Agreement.

1.3	Party A possesses usufruct of the land listed in Appendix III of this Agreement and holds the related legal documents such as usufruct deed of the land, or Party A possesses disposal rights of the land to be transferred.

1.4	Party A possesses usufruct of the vehicles and equipment listed in Appendix IV and V of this Agreement and holds related legal documents with such vehicles and equipment, or Party A possesses disposal rights of the vehicle(s) and equipment to be transferred.

1.5	Party A agrees to sell the assets under this Agreement to Party B under the terms and conditions stipulated in this Agreement and Party B agrees to purchase the assets under this Agreement under the terms and conditions stipulated in this Agreement.

1.6	Party B in this Agreement includes subsidiary organs of Party B.

1.7	“Deal Date” in this Agreement means the date agreed by both Party A and Party B when Party A delivers the assets under this Agreement (or from when Party B gets possession of or becomes able to control such assets) and meanwhile when Party B has paid the first payment of the price for the assets to purchase.

2.	Principle for Delivery of the Assets to Purchase

2.1	Provided that it is found the assets, partly or wholly, bears any other titles like mortgage or security during fulfillment of this Agreement, Party A shall go through all necessary transactions to relieve such mortgage or security from related obligee with its greatest efforts and at its own costs.

2.2	During fulfillment of this Agreement, as for the project(s) under construction, both parties agree to pay off the project based on actual progressing situations determined through evaluation or to complete all necessary transactions required for selling of such project(s) together against related obligee.

3.	Price and Payment Methods of the Assets to Sell

3.1	Determined according to the evaluated value of the assets under this Agreement recorded in the Assets Evaluation Report by China Enterprise Appraisals Co., Ltd. on December of 2006, which shall be approved by or filed with related authority of the state-owned assets, purchase price of the assets under this Agreement shall be RMB 488,239,133.75 Yuan (i.e. RMB four hundred and eighty-eight million two hundred and thirty-nine thousand one hundred and thirty-three point seventy-five).

3.2	Party B shall pay Party A 90% of the purchase price on Deal Date, i.e. RMB 439,415,220.38 (RMB four hundred and thirty-nine million four hundred and fifteen thousand two hundred and twenty point thirty-eight).

3.3	Party B shall pay Party A the rest 10% of the purchase price within 15 working days after all the legal transactions are completed such as registration of change of owner of the assets to purchase, i.e. RMB 48,823,913.37 (RMB forty-eight million eight hundred and twenty-three thousand nine hundred and thirteen point thirty-seven).

3.4	The two parties shall bear its own taxes aroused from fulfillment of this Agreement. Party A shall bear the unpaid Land Transferring Fee, if any.

4.	Rights and Obligations of Both Parties

4.1	Party A, as seller of the assets under this Agreement, enjoys the following rights:

a.	to receive payment for the assets according to stipulations in this Agreement;

b.	other rights stipulated in this Agreement.

4.2	Party A, as seller of the assets under this Agreement, bears the following obligations:

a.	Party A shall deliver the assets to sell listed in appendices of this Agreement to Party B on Dead Date and guarantee the above-mentioned assets to sell (including water-supply, electricity –supply, heat-supply and communications facilities of the house to sell) is under good conditions proper for use. Party B shall pay off all taxes and fees for water, electricity, heating, telephoning, real estate management that occurred before Deal Date and shall be borne by Party A.

b.	Party A shall guarantee to take all necessary measures to ensure the assets transfer stipulated under this Agreement conforms to related laws and regulations.

c.	Party A shall, according to requests of Party B, hand over all documentations and materials related with the assets to sell to Party B including invoices, purchase contract, utilization instructions, maintenance guarantee manual, insurance policies and the whole set of files.

d.	Party A shall assist Party B to complete registration or transactions for change of ownership of the assets under this Agreement.

4.3	Party B, as purchaser of the assets under this Agreement, enjoys the following rights:

a.	to receive and possess the assets to purchase according to stipulations of this Agreement, and enjoy ownership (or usufruct of land) from completion of related registration or transactions for change of ownership.

b.	to sign and issue a Confirmation Letter for receiving the assets under this Agreement on Deal Date.

c.	to enjoy other rights stipulated in this Agreement.

4.4	Party B, as purchaser of the assets under this Agreement, bears the following obligations:

a.	to pay the price for the assets under this Agreement according to stipulations of this Agreement.

5.	Further Actions

5.1	All agreements Party A and Party B reached on rent of the assets to purchase before this Agreement, if any, shall be terminated on the date when this Agreement is executed. Party A and Party B shall pay off the rent and other related expenses.

5.2	Provided the assets under this Agreement has been leased to a third party (if any), this issue shall be solved otherwise by the two parties through consultations.

5.3	Both parties have the obligation to assist the other party to complete related transactions for change of ownership of the assets under this Agreement. The above-mentioned transactions shall be completed within a reasonable period of time after this Agreement is signed.

5.4	Both parties shall take other necessary measures to ensure full and effective implementation of this Agreement. For example, the two parties may sign other related agreements, contracts or documents on implementation plans or details determined through mutual consultations, without violating this Agreement and based on the principles set up in this Agreement, to ensure realization of the purposes and stipulations in this Agreement.

6.	Amendment and Termination

6.1	Unless this Agreement or related laws and regulations stipulates otherwise, neither party may alter or dissolve this Agreement without agreement with the other party.

6.2	Provided either party intends to alter this Agreement, this party shall notify the other party of such intention at least with 15 days’ notice. The alteration agreed by both parties through consultations shall be implemented based on a written supplementary agreement signed by both parties, which has the same legal effect with this Agreement.

7.	Confidentiality

Both parties shall keep the fact of signing this Agreement and contents of this Agreement confidential and also keep documents, materials and information of the other party disclosed to it confidential excluding those that shall be disclosed according to related laws and regulations. This clause will survive after termination or dissolve of this Agreement.

8.	Breaching Liabilities and Compensation

8.1	If Party B fails to pay the price according to stipulations of this Agreement, Party A has the right to require Party B to pay a penalty of one ten-thousandth of the delayed amount for each day of delay to Party A. Nevertheless, the total amount of such penalty shall not exceed 1% of the total price. If Party B fails to pay the price 100 days after the term agreed by both parties, Party A has the right to dissolve this Agreement. In such conditions, Party B shall hand back all the purchased assets to Party A and Party A shall pay back all paid amount to Party B.

8.2	Provided any of the following happens to the assets to purchase: 1) a third party raises objection or claim for compensation against the assets to purchase; 2) Party A sells the assets to Party A without consent of related obligee of third-party titles from mortgage and lien; 3) the assets to purchase is involved in lawsuit, arbitration or other administrative or judicial restrictions; 4) there is unpaid tax, penalty or late fee against the assets to purchase, the following principles shall be applied:

a.	If such losses and the reason causing such losses take place before this Agreement is executed (including the execution date), such losses shall be borne by Party A (except those losses occurred for Party B’s reason).

b.	If the involved assets is equipment that does not need registration or transactions for change of ownership and such losses and the reason causing such losses take place after this Agreement is executed (excluding the execution date) and before Deal Date, such losses shall be borne by Party B (except those losses occurred for Party A’s reason).

c.	If the involved assets is house, usufruct of land, vehicles that need registration or transactions for change of ownership and such losses and the reason causing such losses take place after this Agreement is executed (excluding the execution date)

and before registration or transactions for change of ownership are completed (including the completion date), such losses shall be borne by Party B (except those losses occurred for Party A’s reason).

d.	If the involved assets is equipment that does not need registration or transactions for change of ownership and such losses and the reason causing such losses take place after completion of registration or transactions for change of ownership (excluding the completion date), such losses shall be borne by Party B.

e.	If the involved assets are house, usufruct of land, vehicles that need registration or transactions for change of ownership and such losses and the reason causing such losses take place after completion of registration or transactions for change of ownership (excluding the completion date), such losses shall be borne by Party B.

f.	For the losses that shall be borne by Party A, Party A undertakes to pay compensations in full to Party B within 30 days after Party B raises written requirement. However, Party B shall obtain Party A’s prior consent before Party B pays, on behalf of Party A, the compensations for the losses caused due to reasons in the above Clause (a) and that shall be borne by Party A.

8.3	Provided that Party A fails to deliver the assets to sell before the Deal Date, or the delivered assets to sell does not conform to stipulations in this Agreement, or Party A fails to fulfill its guarantee, undertaking and other obligations, Party A shall correct such faulty deeds within the term required by Party B. Meanwhile, Party B has the right to require Party A to pay to Party B a penalty of one ten-thousandth of the total price for the assets to sell each day from the day Party A receives the notice from Party B of the requirement for such corrections to the day of completion of such corrections. But nevertheless the above, the total amount for such penalty shall not exceed 1% of the total amount this Agreement concerns. In case that Party A fails to fulfill such corrections within 100 days after the term agreed by Party B, Party B has the right to dissolve related part of this Agreement. In case of such dissolution, Party A shall pay back to Party B the related price Party B has paid and Party B shall hand back to Party A the assets delivered by Party A.

9.	Representations and Warranties

9.1	Represent and Warranties of Party A

a.	Party A is a legally established and validly existing enterprise solely owned by the state. It possesses independent juridical person qualifications and holds valid legal business license as a corporation. Party A has ownership of the assets under this Agreement and has legal rights to sign and fulfill this Agreement.

b.	Party A always undertakes business activities in a legal manner and has never taken any activities beyond the business scope as legally regulated.

c.	Party A undertakes that it has legal rights to sell the assets according to this Agreement.

d.	Party A has taken or will take all necessary actions to obtain consents, approvals, authorizations and permits required for signing and fulfillment of this Agreement. The person who signs this Agreement is the effective authorized representative of Party A and this Agreement, once signed, constitutes obligations Party A is obligatory to bear.

e.	Party A does not breach any laws or regulations or any other agreements Party A signs or Articles of Association of Party A by signing this Agreement or fulfilling its obligations under this Agreement.

9.2	Represent and Warranties of Party B

a.	Party B is a legally established and effectively existing stock limited company. It possesses independent juridical person qualifications and holds valid legal business license as a corporation. Party A has ownership of the assets under this Agreement and has legal rights to sign and fulfill this Agreement.

b.	Party B always undertakes business activities in a legal manner and has never taken any activities beyond the business scope as legally regulated.

c.	Party B has taken or will take all necessary actions to obtain consents, approvals, authorizations and permits required for signing and fulfillment of this Agreement. The person who signs this Agreement is the effective authorized representative of Party B and this Agreement, once signed, constitutes obligations Party B is obligatory to bear.

d.	Party B does not violate any other agreements Party B signs or Articles of Association of Party B by signing this Agreement or fulfilling its obligations under this Agreement.

10.	Force Majeure
10.1	“Force Majeure” means any occurrence that happens after this Agreement is executed but that is beyond control of the affected party, or is not predictable by the affected party, or is unavoidable or unconquerable for the affected party even it has been predicted, and that causes implementation of this Agreement, partly or wholly, to become impossible or unpractical objectively.

10.2	The party claiming to have been effected by any force majeure event shall notify the other party of the force majeure event with a written form as soon as possible and shall provide proper evidence of such force majeure event and of its lasting time to the other party within 15 days after occurrence of such force majeure event through personal express delivery or registered air mail. The party claiming performance of obligations under this Agreement becomes impossible or unpractical objectively due to force majeure event has the liabilities to exert its greatest efforts to eliminate or reduce effect of such force majeure event.

10.3	In case of force majeure event, the two parties shall immediately decide how to perform this Agreement through friendly consultations. After finish of such force majeure event or elimination of its effect, both parties shall immediately continue to perform their respective obligations under this Agreement.

11.	Miscellaneous

11.1	This Agreement and its appendices constitute the entire agreement between the parties on all issues to which this Agreement relates. The contents of this Agreement and its appendices supersede all previous written or oral agreements, commitments, understandings and communications.

11.2	Any provision of this Agreement that becomes illegal, invalid or unenforceable shall not be prejudicious against the validity and enforceability of the other provisions of this Agreement.

11.3	Any alteration of this Agreement or its appendices shall take effect only with written agreement signed by authorized representatives of the two parties and with proper actions taken by the two parties as a legal person. If such alterations constitute any material or significant changes of this Agreement, they shall become valid only after notification to or with consent or approval of Hong Kong Stock Exchange (“HKSE”), Shanghai Stock Exchange (“SSE”) and/or consent or approval of the shareholders’ meeting of Party B (if applied) (according to the applicable requirements of HKSE and SSE).

11.4	Unless otherwise stipulated, failure or delay to fulfill any rights, power or privilege under this Agreement by either party shall not be deemed waiver of such rights, power or privilege. And performance of such rights, power or privilege separately or partly shall not repulse performance of any other rights, power or privilege.

11.5	The appendices of this Agreement constitute inevitable part of this Agreement, have the same effect with this Agreement and are deemed as terms in this Agreement.

12.	Communications

All notices or communications by either party according to this Agreement shall be in written form in Chinese and sent to the address of the other party stipulated as follows or fax to the number designated by the other party. The date for the notice to be effectively delivered shall be determined according to the following conditions:

(1)	on the date of delivery in case of personal express delivery;

(2)	in case of registered mail, the 7th day after the postage is paid (the date on the postmark). (If this day is Sunday or a legal holiday, it shall be delayed to the next working day.)

(3)	in case of fax, at the time the fax is sent provided that the sending party shall furnish the printed report of the fax machine indicating that the fax has been successfully sent.

The addresses and fax numbers of the two parties are as follows:

Party A: China Life Insurance (Group) Company

Address: 5 West Guanyingyuan, Xicheng District, Beijing

Fax: 010-6611 1567

Tel: 010-6611 4433

Party B: China Life Insurance Company Limited

Address: 16 Chaowai Avenue, Chaoyang District, Beijing

Fax: 010-8565 2232

Tel: 010-8565 9999

In case of any change in the above-listed addresses or fax numbers by either party, such changes shall be notified to the other party as soon as possible according to stipulations in this clause.

13.	Governing Law and Dispute Resolution

13.1	This Agreement shall be construed in accordance with and be governed by the laws of the People’s Republic of China.

13.2	Any dispute arising out of or in connection with this Agreement shall be settled by consultations between the two parties. If the parties fail to settle the dispute through consultations within 90 days after such dispute occurs, the dispute shall be submitted to China International Economic and Trade Arbitration Commission according to its applicable arbitration rules at the time such dispute is submitted. The arbitral result shall be final and has legal effect on both parties.

14.	Supplementary Provisions

14.1	This Agreement is written in Chinese.

14.2	This Agreement shall take effect only with approval of internal authorities of both parties and signed by authorized representatives by both parties together with the company seals (or contract seals) of the two parties.

14.3	Since Party B is a listed on both HKSE and SSE, the transaction under this Agreement constitutes a related party transaction according to regulations on listed companies. So it is a precondition for performing the related stipulations of this Agreement to such deal that all listing rules of the place where Party B is listed on related party transactions shall be observed. The two parties undertake to abide by such regulations on listed companies.

14.4	If exemption of HKSE or SSE is conditional, this Agreement shall be performed according to the attached conditions and the two parties undertake to strictly abide by such conditions.

14.5	If exemption of the concerned deal by HKSE or SSE is withdrawn, revoked or becomes invalid, and the concerned deal fails to conform to related regulations on interrelated deals of listed companies, the performance of the terms and conditions in this Agreement related to this deal shall be terminated.

14.6	If performance of the terms and conditions in this Agreement related to all deals is terminated according to the above Clause 14.5, this Agreement shall be terminated.

14.7	Any issue unstated in this Agreement shall be stipulated in a supplementary agreement signed by the two parties in a written form after consultations. The supplementary agreement has the same legal effect with this Agreement.

14.8	This Agreement is made in ten copies that possess the same legal effect, each party holding copies and the other one copy shall be submitted to file with related authority.

Party A: China Life Insurance (Group) Company <Chop> Legal Representative or Authorized Representative (Signature):	Party B: China Life Insurance Company Limited <Chop> Legal Representative or Authorized Representative (Signature):